HSBC USA Inc.
Market Linked Securities



Market Linked Securities—Auto-Callable with Fixed Coupon and Contingent Downside
Principal at Risk Securities Linked to the Lowest Performing of the Capital Stock of International Business Machines Corporation, the Common Stock of NextEra Energy, Inc. and the Common Stock of Advanced Micro Devices, Inc., due September 30, 2027
Term Sheet to Free Writing Prospectus dated September 26, 2025

Summary of Terms

Issuer	HSBC USA Inc. ("HSBC")
Market Measures	The capital stock of International Business Machines Corporation ("IBM"), the common stock of NextEra Energy, Inc. ("NEE") and the common stock of Advanced Micro Devices, Inc. ("AMD") (each referred to as an "Underlying Stock," and collectively as the "Underlying Stocks")
Face Amount (Original Offering Price)	The principal amount of $1,000 per security
Pricing Date*	September 26, 2025
Issue Date*	October 1, 2025
Final Calculation Day*	September 27, 2027
Stated Maturity Date*	September 30, 2027
Coupon Payments	On each coupon payment date, you will receive a fixed coupon payment at a per annum rate equal to the coupon rate (each a "coupon payment"). Each coupon payment will be calculated per security as follows: ($1,000 × coupon rate) / 12
Coupon Rate	At least 11.25% per annum, to be determined on the pricing date
Coupon Payment Dates*	October 30, 2025, December 2, 2025, December 31, 2025, January 29, 2026, March 3, 2026, March 31, 2026, April 30, 2026, May 29, 2026, July 1, 2026, July 30, 2026, August 31, 2026, October 1, 2026, October 29, 2026, December 2, 2026, December 31, 2026, January 29, 2027, March 3, 2027, April 1, 2027, April 29, 2027, June 1, 2027, July 1, 2027, July 29, 2027, August 31, 2027 and the stated maturity date, unless called earlier
Automatic Call	If the stock closing price of the lowest performing Underlying Stock on any call date from December 2025 to August 2027 is greater than or equal to its starting price, the securities will be automatically called, and you will receive a cash payment per security equal to the face amount plus a final coupon payment on the related call settlement date.
Call Dates*	Monthly, on the 26th day of each month, commencing December 2025 and ending August 2027.
Call Settlement Dates*	Three business days after the applicable call date.
Maturity Payment Amount (per security)	If the securities are not automatically called prior to maturity, in addition to the final coupon payment: • If the ending price of the lowest performing Underlying Stock on the final calculation day is greater than or equal to its threshold price: $1,000; or • If the ending price of the lowest performing Underlying Stock on the final calculation day is less than its threshold price: $1,000 × performance factor of the lowest performing Underlying Stock on the final calculation day
Lowest Performing Underlying Stock	For any call date and for the final calculation day, the Underlying Stock with the lowest performance factor on that date.
Performance Factor	With respect to an Underlying Stock on any call date and on the final calculation day, its stock closing price on such date divided by its starting price (expressed as a percentage).
Starting Price	For each Underlying Stock, its stock closing price on the pricing date
Ending Price	For each Underlying Stock, its stock closing price on the final calculation day
Threshold Price	For each Underlying Stock, 50% of its starting price

Summary of Terms (Continued)

Calculation Agent	HSBC
Denominations	$1,000 and integral multiples of $1,000 in excess thereof
Agent's Commission and Other Fees	Up to 2.075%; dealers, including those using the trade name Wells Fargo Advisors ("WFA"), may receive a selling concession of up to 1.50% and WFA will receive a distribution expense fee of 0.075%. In addition, in respect of certain securities sold in this offering, the Issuer may pay a fee of up to 0.20% per security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers.
CUSIP / ISIN	40447DCB2 / US40447DCB29
Material Tax Consequences:	See the free writing prospectus.

Hypothetical Payout Profile (Maturity Payment Amount)



If the securities are not automatically called prior to maturity and the ending price of the lowest performing Underlying Stock on the final calculation day is less than its threshold price, you will have full downside exposure to the decrease in the price of the lowest performing Underlying Stock from its starting price and will lose more than 50%, and possibly all, of the face amount of your securities at maturity.

Any positive return on the securities will be limited to the sum of your coupon payments. You will not participate in any appreciation of any Underlying Stock, but you will have full downside exposure to the lowest performing Underlying Stock on the final calculation day if the securities are not automatically called and its ending price is less than its threshold price.

The estimated initial value of the securities on the pricing date is expected to be between $930.00 and $970.00 per security, which will be less than the original offering price. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Terms of the Securities—Estimated Initial Value" in the accompanying free writing prospectus.

Free writing prospectus:
https://www.sec.gov/Archives/edgar/data/83246/000110465925093637/tm2524998d305_fwp.htm

*Subject to change

The securities have complex features and investing in the securities involves risks not associated with an investment in conventional debt securities. See "Selected Risk Considerations" in this term sheet and beginning on page FWP-9 of the accompanying free writing prospectus, and "Risk Factors" beginning on page PS-5 of the accompanying product supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the accompanying free writing prospectus, product supplement, prospectus supplement and prospectus before making a decision to invest in the securities. If the terms described in the free writing prospectus are inconsistent with those described herein, the terms described in the free writing prospectus will control.

Selected Risk Considerations

The risks set forth below are discussed in detail in the "Selected Risk Considerations" section in the accompanying free writing prospectus and the "Risk Factors" section in the accompanying product supplement, prospectus supplement and prospectus. Please review those risk disclosures carefully.

Risks Relating To The Structure Of The Securities

- If The Securities Are Not Automatically Called Prior To Maturity, You May Lose A Significant Portion Or All Of The Face Amount Of Your Securities At Maturity.
- The Securities Are Subject To The Full Risks Of Each Underlying Stock And Will Be Negatively Affected If Any Underlying Stock Performs Poorly, Even If The Other Underlying Stocks Perform Favorably.
- If The Securities Are Not Called Prior To Stated Maturity, The Maturity Payment Amount Will Depend Solely On The Performance Of The Lowest Performing Underlying Stock On The Final Calculation Day, And You Will Not Benefit In Any Way From The Performance Of The Better Performing Underlying Stocks.
- You Will Be Subject To Risks Resulting From The Relationship Among The Underlying Stocks.
- You May Be Fully Exposed To The Decline In The Lowest Performing Underlying Stock On The Final Calculation Day From Its Starting Price, But Will Not Participate In Any Positive Performance Of Any Underlying Stock, And Your Maximum Possible Return On The Securities Will Be Limited To The Sum Of All Coupon Payments.
- Higher Coupon Rates Are Associated With Greater Risk.
- You Will Be Subject To Reinvestment Risk.
- A Coupon Payment Date, A Call Settlement Date And The Stated Maturity Date May Be Postponed If A Call Date Or The Final Calculation Day Is Postponed.

Risk Relating To The Credit Risk Of HSBC

- The Securities Are Subject To The Credit Risk Of HSBC USA Inc.

Risks Relating To The Estimated Value Of The Securities And Any Secondary Market

- The Estimated Initial Value Of The Securities, Which Will Be Determined By Us On The Pricing Date, Is Expected To Be Less Than The Original Offering Price And May Differ From The Market Value Of The Securities In The Secondary Market, If Any.
- The Price Of Your Securities In The Secondary Market, If Any, Immediately After The Pricing Date Is Expected To Be Less Than The Original Offering Price.
- If HSBC Securities (USA) Inc. Or The Agent Were To Repurchase Your Securities Immediately After The Issue Date, The Price You Receive May Be Higher Than The Estimated Initial Value Of The Securities.

- The Value Of The Securities Prior To Maturity Or Automatic Call Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.
- The Securities Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Securities To Develop.

Risks Relating To The Underlying Stocks

- The Maturity Payment Amount And Whether The Securities Are Automatically Called Will Depend Upon The Performance Of The Underlying Stocks And Therefore The Securities Are Subject To The Following Risks, Each As Discussed In More Detail In The Accompanying Product Supplement.
  - *Investing In The Securities Is Not The Same As Investing In The Underlying Stocks.*
  - *Historical Prices Of An Underlying Stock Should Not Be Taken As An Indication Of Its Future Performance During The Term Of The Securities.*
  - *The Securities May Become Linked To The Common Stock Of A Company Other Than Any Original Underlying Stock Issuer.*
  - *We, The Agent And Our Respective Affiliates Cannot Control Actions By Any Underlying Stock Issuer.*
  - *We, The Agent And Our Respective Affiliates Have No Affiliation With Any Underlying Stock Issuer And Have Not Independently Verified Their Public Disclosure Of Information.*
  - *You Have Limited Anti-dilution Protection.*

Risks Relating To Conflicts Of Interest

- Our Economic Interests And Those Of Any Dealer Participating In The Offering Of Securities Will Potentially Be Adverse To Your Interests.

Risks Relating To Tax

- The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.